Exhibit 99.1

DATED 8 APRIL 2015

ROYAL DUTCH SHELL PLC

and

BG GROUP PLC

___________________________________________
CO-OPERATION AGREEMENT
 ___________________________________________

Slaughter and May
One Bunhill Row
London
EC1Y 8YY
528239351

CONTENTS
1.	Interpretation	4

2.	Publication of the Announcement and the terms of the Acquisition	12

3.	Undertakings in relation to satisfaction of the Pre-Conditions and the Conditions	13

4.	Scheme Document	14

5.	Shell public documents and shareholder approval	15

6.	Implementation of the Scheme and switching to an Offer	16

7.	Conduct of business	18

8.	Employees and share plans	18

9.	Tax matters	19

10.	Directors’ and officers’ insurance	20

11.	Break Payment	20

12.	Code and the Listing Rules	22

13.	Termination	22

14.	Representations and warranties	24

15.	Notices	24

16.	Remedies and waivers	26

17.	Variation	27

18.	Invalidity	27

19.	Entire agreement	27

20.	Language	27

21.	Contracts (Rights of Third Parties) Act 1999	28

22.	Assignment	28

23.	Costs and expenses	28

24.	Further assurance	28

25.	Counterparts	28

26.	Governing law and jurisdiction	28

SCHEDULE 1 BG Share Plans	31

SCHEDULE 2 Form of Announcement	36

THIS AGREEMENT is entered into on 8 April 2015
BETWEEN:
1.	ROYAL DUTCH SHELL PLC, a public limited company incorporated in England and Wales, having the Netherlands as its effective place of management, with its registered address at Shell Centre, London SE1 7NA and company number 04366849 (“Shell”); and
2.	BG GROUP PLC, a public limited company incorporated in England and Wales with its registered address at 100 Thames Valley Park Drive, Reading, Berkshire RG6 1PT and company number 03690065 (“BG”), together referred to as the “parties” and each as a “party” to this Agreement.
WHEREAS:
(A)	Shell proposes to announce an intention to make a recommended pre‑conditional offer for the entire issued and to be issued ordinary share capital of BG, excluding any shares held in treasury, (the “Acquisition”), on the terms and subject to the conditions set out in the Announcement.
(B)	It is intended that the Acquisition will be effected by way of a scheme of arrangement of BG pursuant to Part 26 of the Act (the “Scheme”), but Shell reserves the right, as set out in (and subject to the terms and conditions of) the Announcement and Clause 6.3 of this Agreement, to elect to implement the Acquisition by way of a takeover offer (the “Offer”).
(C)	The parties have agreed to take certain steps to effect the completion of the Acquisition and wish to enter into this Agreement to record their respective obligations relating to such matters.
IT IS AGREED AS FOLLOWS:
1.	Interpretation
1.1	In this Agreement, the following words and expressions have the meanings given below:
“2015 Awards”	has the meaning given in paragraph 2.3 of Schedule 1;

“Acceptance Condition”	means the acceptance condition to any Offer;

“Acquisition”	has the meaning given in Recital (A);

“Act”	means the Companies Act 2006;

“Agreed Switch”	has the meaning given in Clause 6.3(A);

“Announcement”	means the announcement detailing the terms and conditions of the Acquisition to be made pursuant to Rule 2.7 of the Code, in substantially the form set out in Schedule 2 (Form of Announcement);

“BG General Meeting”
means the general meeting of the shareholders of BG (and any adjournment thereof) to be convened in connection with the Scheme for the purpose of considering, and, if thought fit, approving, the shareholder resolutions necessary to enable BG to implement the Acquisition;

“BG Remuneration Committee”	means the remuneration committee of the board of directors of BG;

“BG Shares”	means the ordinary shares in the capital of BG from time to time;

“BG Share Plans”
means the LTIP (including the Deferred Bonus Plan, and the Voluntary Bonus Deferral Plan), the Sharesave, the SIP and the Global Partnership Plan, the BG Company Share Option Scheme and the BG Share Award Plan;

“Break Payment”	means, subject to Clause 11.4, the sum of £750,000,000 (seven hundred and fifty million pounds sterling) (such amount being exclusive of any amount in respect of VAT, if any);

“Break Payment Event”	has the meaning given in Clause 11.1;

“Business Day”	means a day, other than an English or Dutch public holiday, Saturday or Sunday, when banks are open in London and the Netherlands for general banking business;

“Clearances”
means any approvals, consents, clearances, permissions, confirmations, comfort letters and waivers that may need to be obtained and waiting periods that may need to have expired, from or under any of the laws, regulations or practices applied by any Relevant Authority (or under any agreements or arrangements to which any Relevant Authority is a party), in each case that are necessary and / or expedient to satisfy one or more of the Pre-Conditions and / or the Regulatory Conditions;

“Code”	means the City Code on Takeovers and Mergers as issued from time to time by or on behalf of the Panel;

“Competing Proposal”	means:

(i)
an offer (including a partial, exchange or tender offer), merger, acquisition, dual-listed structure, scheme of arrangement and / or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire 30 per cent. or more of the issued or to be issued ordinary share capital of BG (when aggregated with the shares already held by the acquirer and any person acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring ‘control’ (as defined in the Code) of BG;

	(ii)	the acquisition of all or a significant proportion (being 30 per cent. or more) of the business, assets and / or undertakings of the BG Group and / or its value taken as a whole;

	(iii)	a demerger, any material reorganisation and / or liquidation involving the BG Group or a significant portion (being 30 per cent. or more) of it taken as a whole; or

	(iv)	any other transaction which would be alternative to, or inconsistent with, or would be reasonably likely materially to preclude, impede or delay or prejudice the implementation of the Acquisition, in each case which is not effected by Shell (or a person acting in concert with Shell), whether implemented in a single transaction or a series of transactions and whether conditional or otherwise;

“Conditions”	means:

(i)
for so long as the Acquisition is being implemented by means of the Scheme, the terms and conditions to the implementation of the Scheme as set out in Appendix 2 to the Announcement, as may be amended by Shell with the consent of the Panel (and, for so long as the Scheme is unanimously and unconditionally recommended by the board of directors of BG, with the consent of BG); and

(ii)
for so long as the Acquisition is being implemented by means of an Offer, the terms and conditions referred to in (i) above, as amended by replacing the Scheme Conditions with the Acceptance Condition and as may be further amended by Shell with the consent of the Panel (and, in the case of an Agreed Switch and, for so long as the Offer is unanimously and unconditionally recommended by the board of directors of BG, the consent of BG), and “Condition” shall be construed accordingly;

“Court”	means the High Court of Justice in England and Wales;

“Court Meeting”
means the meeting of the holders of BG Shares in issue on the date of the Scheme Document or issued after the date of despatch of the Scheme Document but prior to the Voting Record Time (excluding any BG Shares held beneficially by any member of the Shell Group or held in treasury) (and any adjournment thereof) to be convened pursuant to section 896 of the Act for the purpose of considering, and, if thought fit, approving (with or without modification), the Scheme;

“Deferred Bonus Plan”	means the BG Deferred Bonus Plan 2008 set out at schedule 3 to the LTIP, as amended from time to time;

“Dividend Access Shares”
means the dividend access share in Shell UK held by the Dividend Access Trustee and the dividend access share in BG proposed to be obtained by the Dividend Access Trustee in connection with the Acquisition and held by it;

“Dividend Access Trustee”	means the trustee appointed from time to time under the terms of the trust deed dated 19 March 2005 relating to the Shell dividend access trust (as such trust deed may be amended from time to time);

“DRS”	means the Dutch Revenue Service;

“Due Date”	has the meaning given in Clause 11.4;

“Effective Date”	means the date upon which either:

(i) the Scheme becomes effective in accordance with its terms; or

(ii) if Shell elects to implement the Acquisition by means of an Offer, the date on which the Offer becomes or is declared unconditional in all respects (the “Unconditional Date”);

“Employee”	has the meaning given in paragraph 10 of Schedule 1;

“Final Settlement Agreement”	has the meaning given in Clause 9.2;

“Global Partnership Plan”	means the BG Global Partnership Plan as amended from time to time;

“HMRC”	means Her Majesty’s Revenue & Customs;

“HMRC Clearances”
means any confirmations or clearances from HMRC in connection with the UK tax treatment of BG shareholders as a result of the Acquisition (including their UK tax treatment in respect of any dividends or other distributions paid or made on the Dividend Access Shares following the Acquisition and their entitlement thereto);

“Listing Rules”
means the “listing rules” made by the Financial Conduct Authority pursuant to Part 6 of the Financial Services and Markets Act 2000, referred to in section 73A(2) of the same, and contained in the Financial Conduct Authority’s publication of the same name;

“Long Stop Date”	means 31 July 2016 or such later date as may be agreed in writing by BG and Shell (with the Panel’s consent and as the Court may approve (if such approval is required));

“LTIP”	means the BG Long-Term Incentive Plan 2008 as amended from time to time;

“New Shell Shares”	means the Shell shares to be issued by Shell to BG shareholders as part of the consideration for the Acquisition;

“Offer”	has the meaning given in Recital (B);

“Offer Consideration”	means the consideration payable by Shell for each BG Share pursuant to the Acquisition;

“Offer Document”	means an offer document published by or on behalf of Shell in connection with any Offer, including any revised offer document;

“Option Rollover”	has the meaning given in paragraph 4.1 of Schedule 1;

“Original Options”	has the meaning given in paragraph 4.1 of Schedule 1;

“Panel”	means the UK Panel on Takeovers and Mergers;

“Pre-Conditions”	means the terms and pre‑conditions set out in Appendix 1 to the Announcement;

“Preliminary Settlement Agreement”	means the preliminary settlement agreement dated 20 March 2015 between Shell and the DRS relating to the Acquisition;

“Prospectus Rules”
means the “prospectus rules” made by the Financial Conduct Authority pursuant to Part 6 of the Financial Services and Markets Act 2000, referred to in section 73A(4) of the same, and contained in the Financial Conduct Authority’s publication of the same name;

“Regulatory Conditions”
means the Conditions set out in paragraphs (b), (c), (d), (e), (f), (g), (h), (i), (j) and (k) (so far as, in the case of (i), (j) and (k), the relevant Third Party under that Condition is a Relevant Authority) of Part A of Appendix 2 to the Announcement;

“Regulatory Information Service”	means a regulatory information service as defined in the Listing Rules;

“Relevant Authority”
means any central bank, ministry, governmental, quasi-governmental (including the European Union), supranational, statutory, regulatory or investigative body or authority (including any national or supranational anti-trust or merger control authority, any sectoral ministry or regulator and any foreign investment review body), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), any entity owned or controlled by them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction;

“Replacement Option”	has the meaning given in paragraph 4.1 of Schedule 1;

“Securities Act”	means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Sanction Hearing”	means the court hearing (and any adjournment thereof) to sanction the Scheme pursuant to section 899 of the Act, at which the Scheme Order is expected to be granted;

“Scheme”	has the meaning given in Recital (B);

“Scheme Conditions”	means those conditions referred to in paragraph (a) of Part A of Appendix 2 to the Announcement;

“Scheme Document”
means the circular addressed to the shareholders of BG containing, inter alia, the details of the Acquisition and notices convening the Court Meeting and the BG General Meeting, including any supplementary scheme document;

“Scheme Order”	means the order of the Court sanctioning the Scheme pursuant to section 899 of the Act;

“Scheme Record Time”	means the time and date specified as such in the Scheme Document or such later time as BG and Shell may agree;

“Sharesave”	means the BG Sharesave Plan 2008 as approved by HMRC and amended from time to time;

“Shell Board Recommendation”	has the meaning given in Clause 5.3;

“Shell Circular”	means the circular to be dispatched to the shareholders of Shell in connection with the Acquisition and convening the Shell General Meeting, including any supplementary circular;

“Shell General Meeting”	means the meeting of the shareholders of Shell (and any adjournment thereof) to be convened for the purpose of considering, and, if thought fit, approving, the Shell Resolutions;

“Shell Prospectus”	means the prospectus required to be published by Shell in respect of the New Shell Shares, including any supplementary prospectus;

“Shell Resolutions”	means the ordinary shareholder resolutions of Shell necessary to enable Shell to implement the Acquisition;

“Shell UK”
means The Shell Transport and Trading Company Limited, a private limited company incorporated in England and Wales, with its registered address at Shell Centre, London SE1 7NA and company number 00054485;

“SIP”	means the BG Share Incentive Plan 2008 as approved by HMRC and amended from time to time;

“Switch”	has the meaning given in Clause 6.3;

“the BG Group”	means BG, its subsidiaries and its subsidiary undertakings from time to time and “member of the BG Group” shall be construed accordingly;

“the Shell Group”	means Shell, its subsidiaries and its subsidiary undertakings from time to time and “member of the Shell Group” shall be construed accordingly;

“Trust”	means the employee benefit trust known as the BG Employee Share Trust;

“UK Listing Authority”	means the Financial Conduct Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

“Unconditional Date”	has the meaning given in limb (ii) of the definition of Effective Date;

“VAT”	means any tax imposed in compliance with Directive 2006/112/EEC and any similar tax which may be imposed in substitution for or in addition to such tax;

“Voluntary Bonus Deferral Plan”	means the BG Voluntary Bonus Deferral Plan set out at schedule 5 to the LTIP, as amended from time to time;

“Voting Record Time”	has the meaning given to it in the Announcement; and

“Working Hours”	has the meaning given in Clause 15.5.
1.2	In this Agreement, except where the context otherwise requires:
(A)	the expression “group”, in relation to a party, means that party together with its subsidiaries and subsidiary undertakings from time to time;
(B)	the expressions “subsidiary” and “subsidiary undertaking” shall have the meanings given in the Act;
(C)	the expression “offer” shall have the meaning given in the Code and the expression “takeover offer” shall have the meaning given in section 974 of the Act;
(D)	the expression “acting in concert” shall be construed in accordance with the Code;
(E)	a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;
(F)	references to one gender include other genders;
(G)	words in the singular shall include the plural and vice versa;
(H)	a reference to a “person” shall include a reference to an individual, an individual's executors or administrators, a partnership, a firm, a body corporate, an unincorporated association, government, state or agency of a state, local or municipal authority or government body, a joint venture or association (in any case, whether or not having separate legal personality);
(I)	a reference to a Recital, Clause or Schedule (other than to a schedule to a statutory provision) shall be a reference to a recital, clause or schedule to (as the case may be) this Agreement;
(J)	references to times are to London time;
(K)	any reference to a “day” (including within the phrase “Business Day”) shall mean a period of 24 hours running from midnight to midnight;
(L)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates the English legal term in that jurisdiction;

(M)	references to “writing” shall include any modes of reproducing words in any legible form and shall include email except where otherwise expressly stated;
(N)	a reference to “includes” or “including” shall mean “includes without limitation” or “including without limitation” respectively;
(O)	references to “£” and “pounds sterling” are to the lawful currency of England;
(P)	the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;
(Q)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;
(R)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied, novated or supplemented at any time; and
(S)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.
1.3	The headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.
1.4	The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.
2.	Publication of the Announcement and the terms of the Acquisition
2.1	The obligations of the parties under this Agreement, other than this Clause 2.1 and Clauses 15 to 26, shall be conditional on the release of the Announcement via a Regulatory Information Service at or before 7:30 a.m. on the date of this Agreement, or such later time and date as the parties may agree (and, where required by the Code, approved by the Panel).
2.2	The terms of the Acquisition shall be as set out in the Announcement, together with such other terms as may be agreed by the parties in writing (save in the case of an improvement to the terms of the Acquisition, which will be at the absolute discretion of Shell) and, where required by the Code, approved by the Panel. The terms of the Acquisition at the date of posting of the Scheme Document shall be set out in the Scheme Document. Should Shell elect to implement the Acquisition by way of an Offer in accordance with Clause 6.3, the terms of the Acquisition shall be set out in the Offer Document.

3.	Undertakings in relation to satisfaction of the Pre-Conditions and the Conditions
3.1	Shell shall diligently pursue the Clearances with a view to satisfying the Pre-Conditions and the Regulatory Conditions as soon as is reasonably practicable and, in any event, by the Long Stop Date.
3.2	Shell shall use its reasonable endeavours to secure the Clearances, including by accepting the imposition of, or offering, any commercially reasonable conditions, obligations, undertakings, commitments, measures or modifications by or to the Relevant Authority.
3.3	Shell and BG shall co-operate with each other and provide each other with all reasonable information, assistance and access in a timely manner in order to allow Shell, or Shell and BG jointly, or BG, as may be required, to make any filings with the Relevant Authorities as are necessary in connection with the Clearances, taking into account all applicable waiting periods and to ensure that all information necessary for the making of (or responding to any requests for further information consequent upon) any such filings (including draft versions) is supplied accurately and promptly, provided that the co-operation will be conducted in a manner reasonably designed to preserve applicable lawyer/client and lawyer work product privileges and to limit the exchange of any competitively sensitive information to outside counsel or pursuant to an appropriately established clean team arrangement.
3.4	Shell shall be responsible for determining the strategy for obtaining the Clearances and (except where BG is required by law to do so) contacting and corresponding with the Relevant Authorities in relation to such Clearances. To the extent that BG is contacted by a Relevant Authority, it shall permit Shell to respond to that Relevant Authority (unless BG is required by law to provide the response).
3.5	Without prejudice to the generality of Clause 3.3, and except to the extent that to do so is prohibited by law:
(A)	Shell, or Shell and BG jointly, or BG, as may be required, will submit a notification to each Relevant Authority as soon as is reasonably practicable after the signing of this Agreement and within any applicable mandatory time periods where it is necessary or expedient to do so to obtain the Clearances;
(B)	Shell and BG shall closely co-operate in the preparation of all such filings referred to in this Clause 3 and in relation to the preparation of any other submissions, material correspondence or material communications to any Relevant Authority in connection with the Clearances;
(C)	each party shall provide, or procure the provision of, draft copies of all filings, submissions, material correspondence and material communications intended to be sent to any Relevant Authority in relation to obtaining any Clearances to the other party and its legal advisers at such time as will allow the receiving party a reasonable opportunity to provide comments on such filings, submissions, correspondence and communications before they are submitted, sent or made and each party shall provide the other party with copies of all such filings, submissions, material correspondence and material communications in the form finally submitted or sent (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications);

(D)	each party shall have regard in good faith to comments made in a timely manner by the other party on draft copies of filings, submissions, material correspondence and material communications provided pursuant to Clause 3.5(C);
(E)	Shell and BG shall notify each other, and provide copies (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications), in a timely manner of any material communication or material correspondence from any Relevant Authority in relation to obtaining any Clearance. Each party further agrees to keep the other party reasonably informed as to the progress of any notification submitted pursuant to Clause 3.5(A) and shall reasonably consider requests by the other party or its advisers to attend all meetings or material calls with any Relevant Authority or other persons or bodies (unless prohibited by the Relevant Authority, applicable law or other person or body or where commercially sensitive information is likely to be discussed at such meetings or on such calls) relating to obtaining any Clearance and requests to make oral submissions at such meetings or calls; and
(F)	where reasonably requested by a party, and insofar as permitted by the Relevant Authority, the other party shall make available appropriate representatives for meetings and calls with any Relevant Authority in connection with the obtaining of any Clearances, provided that in respect of any information the circulation of which would adversely affect the relevant party’s legitimate business interests, this Clause 3 shall only require the disclosing party to provide, or procure the provision of, non-confidential versions of such information to the other party and in respect of any competitively sensitive information, such information shall be exchanged on an outside counsel basis only or pursuant to an appropriately established clean team arrangement.
3.6	Each party undertakes to keep the other informed promptly of (i) developments which are material or reasonably likely to be material to the obtaining of a Clearance and (ii) the satisfaction of the Pre-Conditions and the Regulatory Conditions.
3.7	To the extent that BG provides Shell with any information, assistance and / or access to BG’s senior management for the purposes of preparing for and monitoring the integration of the businesses of the Shell Group and the BG Group after completion of the Acquisition (which BG is under no obligation to provide), any competitively sensitive information shall be provided on an outside counsel basis only or pursuant to an appropriately established clean team arrangement.
4.	Scheme Document
4.1	Shell agrees to provide promptly to BG all such information about itself, its directors and the Shell Group (including any information required under applicable law or the Code regarding the intentions of Shell, quantified financial benefits statements and any public reports required by the Code on quantified financial benefits statements) as may be reasonably requested and which is required for the purpose of inclusion in the Scheme Document and to provide all other assistance and access which may be reasonably required for the preparation of the Scheme Document and any other document required by applicable law or under the Code to be published in connection with the Scheme, including access to, and ensuring that reasonable assistance is provided by, its professional advisers.

4.2	Shell shall procure that its directors accept responsibility for all of the information in the Scheme Document relating to themselves (and members of their immediate families, related trusts and persons connected with them), the Shell Group, the financing of the Acquisition, any statements of the opinion, belief or expectation of the directors of Shell in relation to the Acquisition or the enlarged group of Shell following the completion of the Acquisition and any other information in the Scheme Document for which a bidder is required to accept responsibility.
5.	Shell public documents and shareholder approval
5.1	The parties intend that the Shell Circular and the Shell Prospectus will be published as soon as reasonably practicable following satisfaction or waiver of the Pre-Conditions and at the same time as the Scheme Document.
5.2	Shell shall provide, or procure the provision of, draft copies of the Shell Circular and the Shell Prospectus to BG (and / or its advisers) at such time as will allow BG (and / or its advisers) reasonable notice of and reasonable opportunity to review and comment on such drafts and Shell (and / or its advisers) shall in good faith consider all comments reasonably and promptly proposed by BG (and / or its advisers) before such drafts are submitted or sent to the UK Listing Authority or any other Relevant Authority or published in final form and, where practicable, Shell shall promptly notify BG (and / or its advisers) of any material comments received from the UK Listing Authority or any other Relevant Authority in relation to the Shell Circular and / or the Shell Prospectus.
5.3	The Shell Circular shall contain a unanimous and unconditional recommendation from the board of directors of Shell that the shareholders of Shell vote in favour of the Shell Resolutions (the “Shell Board Recommendation”), unless the board of directors of Shell has determined, following consultation with external legal counsel and Shell’s financial adviser, that including a Shell Board Recommendation would be inconsistent with any of the respective fiduciary duties of Shell’s directors. To the extent permitted by applicable law and regulation, and subject to the fact that the directors of Shell are considering such decision not being required to be publicly announced under any law, rule or regulation beforehand, where reasonably practicable, before a decision that the Shell Board Recommendation is inconsistent with any of the respective fiduciary duties of Shell’s directors is notified to the shareholders of Shell or made public, Shell will notify BG that it is considering making such a decision and will provide BG with the opportunity to provide representations to the board of directors of Shell for a period of 10 Business Days following notification.
5.4	BG agrees to provide promptly to Shell, to the standard that is required for Shell to meets its obligations in relation to the Listing Rules and the Prospectus Rules, all such information about itself, its directors and the BG Group as may be reasonably requested and which is required for the purpose of inclusion in the Shell Circular and / or the Shell Prospectus and to provide all other assistance and access which may be reasonably required for the preparation of the Shell Circular and / or the Shell Prospectus, including access to, and ensuring that reasonable assistance is provided by, its professional advisers.

5.5	Shell shall use reasonable endeavours to ensure that the Shell Circular and the Shell Prospectus are dispatched and published, respectively, in accordance with the timetable agreed between the parties in writing from time to time and shall convene the Shell General Meeting for the same date as the Court Meeting and the BG General Meeting (or such later date as may be agreed by both parties in writing).
5.6	After the posting of the Shell Circular and before the Shell General Meeting, Shell shall keep BG informed, on a regular basis or as soon as reasonably practicable following a request from BG, of the number and content of proxy votes received in respect of the Shell Resolutions.
5.7	Shell shall permit up to six representatives of BG and its advisers to attend the Shell General Meeting.
5.8	Subject to the approval of the Shell Resolutions at the Shell General Meeting, Shell shall use all reasonable endeavours to cause all New Shell Shares to be issued to BG shareholders pursuant to the Acquisition to be approved for listing on the London Stock Exchange and Euronext Amsterdam.
5.9	For so long as the Acquisition is being implemented by way of the Scheme, Shell shall use all reasonable endeavours to cause all New Shell Shares which are issued to BG shareholders upon the Scheme becoming effective to be issued in reliance on the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) of the Securities Act.
6.	Implementation of the Scheme and switching to an Offer
6.1	Where the Acquisition is being implemented by way of the Scheme, Shell undertakes that, before the Sanction Hearing, it shall deliver a notice in writing to BG either:
(A)	confirming the satisfaction or waiver of all Pre-Conditions and Conditions (other than the Scheme Condition); or
(B)	confirming its intention to invoke a Condition (if permitted by the Panel) and providing reasonable details of the event which has occurred, or circumstances which have arisen, which Shell reasonably considers entitle it to invoke the Condition.
6.2	If the Acquisition is being implemented by way of the Scheme, Shell shall instruct counsel to appear on its behalf at the Sanction Hearing and undertake to the Court to be bound by the terms of the Scheme in so far as it relates to Shell to the extent that all the Conditions have been satisfied or waived prior to or on the date of the Sanction Hearing.

6.3	Shell shall be entitled, with the consent of the Panel, to implement the Acquisition by way of the Offer rather than the Scheme (such election being a “Switch”) if:
(A)	BG provides its prior written consent (an “Agreed Switch”), in which case Clause 6.4 shall apply;
(B)	a third party announces a firm intention to make an offer for the issued and to be issued ordinary share capital of BG (whether including or excluding any BG Shares held in treasury) which is recommended by the board of directors of BG; or
(C)	the board of directors of BG withdraws its unanimous and unconditional recommendation of the Scheme.
6.4	In the event of any Agreed Switch:
(A)	the Acceptance Condition shall be set at 90 per cent. (or such lesser percentage as may be agreed between the parties in writing after, to the extent necessary, consultation with the Panel, being in any case more than 50 per cent. of the BG Shares to which the Offer relates);
(B)	Shell shall not take any action which would cause the Offer not to proceed, to lapse or to be withdrawn in each case for non-fulfilment of the Acceptance Condition prior to the 60th day after publication of the Offer Document and Shell shall ensure that the Offer remains open for acceptances until such time;
(C)	Shell shall ensure that the only pre-conditions of the Offer shall be the Pre-Conditions and that the only conditions of the Offer shall be the Conditions (subject to replacing the Scheme Conditions with the Acceptance Condition referred to in Clause 6.4(A)) (unless the parties agree otherwise in writing); and
(D)	Shell shall keep BG informed, on a regular basis and in any event within two Business Days following receipt of a written request from BG, of the number of holders of BG Shares that have validly returned their acceptance or withdrawal forms or incorrectly completed their withdrawal or acceptance forms and the identity of such shareholders.
6.5	In the event of any Agreed Switch:
(A)	the parties agree that all provisions of this Agreement relating to the Scheme and its implementation shall apply to the Offer or its implementation mutatis mutandis;
(B)	Shell’s obligations under Clause 5.2 shall apply to the Offer Document as if references in such Clause to the Shell Circular were to the Shell Circular and the Offer Document; and
(C)	BG’s obligations under Clause 5.4 shall apply to the Offer Document as if references in such Clause to the Shell Circular were to the Shell Circular and the Offer Document.

6.6	In the event that the board of directors of BG no longer unconditionally and unanimously recommends the Scheme (or Offer, as the case may be) both parties’ obligations under this Agreement shall terminate (including, for the avoidance of doubt, Shell’s obligation to make any Break Payment, unless a Break Payment Event has occurred prior to such change of recommendation) except for:
(A)	BG’s obligation to provide Shell with all reasonable information, assistance and access in a timely manner to the extent required in order to allow Shell to make and / or diligently pursue any filings with any Relevant Authority as are necessary in connection with the Clearances pursuant to Clause 3.3; and
(B)	Clauses 15 to 26 so far as they relate to such obligation referred to in (A) above.
7.	Conduct of business
Pending the Effective Date, Shell shall not (except (i) with BG’s prior written consent, (ii) where required by law or regulation or (iii) to the extent the relevant matter is expressly permitted or contemplated by this Agreement), and shall procure that no member of the Shell Group agrees, resolves, commits or announces publicly any agreement or intention to:
(A)	other than in the ordinary course of business and consistent with past practice (including, without limitation, the granting of options or awards in respect of shares to employees in the normal and ordinary course and in accordance with the Shell Group’s employee incentive plans and the issuance of shares necessary to satisfy such options or awards vesting or due to be settled under such plans):
(i)	allot or issue any Shell shares or any securities convertible into Shell shares; or
(ii)	grant any option over or right to subscribe for any such shares or any such securities referred to in (i) above in each case that are allotted, issued or granted at less than the fair market value of the relevant security on the date of allotment, issuance or grant; or
(B)	split, combine or reclassify any of its shares or amend its memorandum or articles of association, in each case, in any manner that would have an adverse impact on the value of the New Shell Shares.
8.	Employees and share plans
8.1	The parties agree that the provisions of Schedule 1 (BG Share Plans) shall apply.
8.2	BG and Shell agree that if the Acquisition is implemented by way of the Scheme, the timetable for its implementation shall be fixed so as to enable options and awards under the relevant BG Share Plans which provide for exercise and / or vesting upon the sanction of the Scheme by the Court to be exercised or vest in sufficient time to enable the resulting BG Shares to be bound by the Scheme on the same terms as BG Shares held by BG shareholders.

9.	Tax matters
9.1	Shell warrants to BG that:
(A)	in agreeing the Preliminary Settlement Agreement with the DRS, Shell has disclosed completely and correctly all relevant facts and circumstances to the DRS and there are no written or unwritten agreements between the DRS and Shell (other than the Preliminary Settlement Agreement), and there are no unilateral commitments by either Shell or the DRS to the other (other than under the Preliminary Settlement Agreement), that may in any way affect the validity of the Preliminary Settlement Agreement or may change, restrict or otherwise affect the points agreed therein; and
(B)	the Preliminary Settlement Agreement has been executed by an authorised representative of Shell, and to the best of Shell’s knowledge, by an authorised representative of the DRS.
9.2	Shell agrees that it will use all reasonable endeavours to reach a binding final settlement agreement with the DRS, reflecting, amongst other things, the matters set out in the Preliminary Settlement Agreement (the “Final Settlement Agreement”).
9.3	Without prejudice to Clause 9.2:
(A)	Shell shall provide each draft of the Final Settlement Agreement before it is submitted to the DRS to BG at such time as will allow BG a reasonable opportunity to provide comments on it before the draft is submitted or sent;
(B)	Shell shall have regard in good faith to comments promptly provided by BG on the draft copies provided pursuant to Clause 9.3(A);
(C)	Shell shall keep BG promptly and reasonably informed of any material actual or proposed developments in relation to the negotiation and / or agreement of the Final Settlement Agreement and will, where appropriate, consult with BG in relation to the process of finalising the Final Settlement Agreement; and
(D)	within three Business Days after execution of the Final Settlement Agreement, Shell will provide BG with a copy of such executed Final Settlement Agreement.
9.4	Shell undertakes that it will not:
(A)	terminate or amend the Preliminary Settlement Agreement or the Final Settlement Agreement;
(B)	waive or agree not to exercise any of its rights under the Preliminary Settlement Agreement or the Final Settlement Agreement; and / or

(C)	agree to a termination or any amendment of the Preliminary Settlement Agreement or the Final Settlement Agreement by the DRS,
in each case other than: (i) (in relation to the Preliminary Settlement Agreement only and subject to Clause 9.2) as provided for in clause 3 of the Preliminary Settlement Agreement; or (ii) with the prior written consent of BG (such consent not to be unreasonably withheld or delayed).
10.	Directors’ and officers’ insurance
10.1	If and to the extent such obligations are permitted by law, for six years after the Effective Date, Shell shall procure that the members of the BG Group honour and fulfil their respective obligations (if any) existing as at the date of this Agreement to indemnify their respective directors and officers and to advance expenses, in each case with respect to matters existing or occurring at or prior to the Effective Date.
10.2	With effect from completion of the Acquisition, Shell shall, to the extent such cover is available on reasonable commercial terms, procure the provision of directors’ and officers’ liability insurance cover for both current and former directors and officers of the BG Group, including directors and officers who retire or whose employment is terminated as a result of the Acquisition, for acts and omissions up to and including the Effective Date, in the form of runoff cover for a period of six years following the Effective Date. Such insurance cover shall be with reputable insurers and provide cover, in terms of amount and breadth, at least as much as that provided under the BG Group’s directors’ and officers’ liability insurance as at the date of this Agreement.
11.	Break Payment
11.1	By way of compensation for any loss suffered by BG in connection with the preparation and negotiation of the Acquisition, this Agreement and any other document relating to the Acquisition, subject to Clause 11.2, Shell shall pay, or shall procure the payment by a member of the Shell Group of, the Break Payment to BG in the event that, following the publication of the Announcement in accordance with Clause 2.1:
(A)	on or prior to the Long Stop Date, the board of directors of Shell:
(i)	withdraws the Shell Board Recommendation;
(ii)	publicly announces its intention not to include the Shell Board Recommendation in the Shell Circular when it is sent to Shell shareholders or its intention not to send the Shell Circular to Shell shareholders; or
(iii)	does not include the Shell Board Recommendation in the Shell Circular when it is sent to Shell shareholders, and, in any such case, BG or Shell exercises its right to terminate this Agreement pursuant to Clause 13.1(D);

(B)	on or prior to the Long Stop Date, Shell invokes (and is permitted by the Panel to invoke) any Pre-Condition and / or any Regulatory Condition; or
(C)	on the Long Stop Date, any Pre-Condition and / or any Regulatory Condition has not been satisfied or waived by Shell,
(each a “Break Payment Event”).
11.2	No Break Payment shall be payable if:
(A)	at the time the relevant Break Payment Event occurs, this Agreement has been terminated pursuant to Clause 13.1(A), (B), (C), (E), (F) or (G), save where:
(i)	this Agreement has terminated pursuant to Clause 13.1(E) as a result of any Pre-Condition or Regulatory Condition: (a) being invoked by Shell (b) becoming incapable of satisfaction by the Long Stop Date and Shell stating that it will not be waived or (c) not being capable of being waived and becoming incapable of satisfaction by the Long Stop Date; or
(ii)	this Agreement has terminated pursuant to Clause 13.1(G) and the Scheme (or the Offer as the case may be) has been withdrawn or lapsed as a result of a Pre-Condition or Regulatory Condition being: (a) invoked by Shell; (b) becoming incapable of satisfaction by the Long Stop Date and Shell stating that it will not be waived or (c) not being capable of being waived and becoming incapable of satisfaction by the Long Stop Date;
(B)	the Break Payment Event has been caused to a material extent by BG’s breach of its obligations under Clauses 3.1 to 3.6 or Clause 5.4 of this Agreement, provided that Shell shall have notified BG in writing promptly upon becoming aware of any such failure and BG shall not have remedied any such failure within 15 days of receipt of such notice or, if earlier, in sufficient time for Shell to reasonably meet any regulatory or legal deadline; or
(C)	at the time the relevant Break Payment Event occurs, Shell has already effected a Switch in accordance with Clauses 6.3(B) or 6.3(C).
11.3	Subject to Clause 11.4, Shell shall pay or procure the payment of the Break Payment to BG within 10 Business Days of the occurrence of the Break Payment Event.
11.4	The parties anticipate, and shall take the position and use all reasonable endeavours to ensure that it is accepted for the relevant tax purposes, that the Break Payment is outside the scope of VAT and is not treated for VAT purposes as consideration for a taxable supply. If, however, the Break Payment is treated by any tax authority in whole or part as the consideration for a taxable supply: (i) BG shall provide Shell with a valid VAT invoice in respect of that supply; and (ii) if BG (or the representative member of the VAT group of which BG is a member) is liable to account for VAT in respect of that supply, Shell shall pay to BG (in addition to any other consideration for that supply) an amount equal to such VAT. Any such additional amounts in respect of VAT shall be paid no later than the date falling 10 days before the date on which BG (or the representative member of the VAT group of which BG is a member) is liable to account for such VAT (the “Due Date”) or, if later, the date falling five days after BG has notified Shell in writing of the Due Date.

11.5	Payment shall be made in immediately available funds (without any deduction or withholding, save only as requested by law, and without regard to any lien, right of set-off, counterclaim or otherwise) to such bank account as may be notified to Shell by BG for such purpose.
11.6	In the event that the Break Payment is paid in accordance with this Clause 11 and this Agreement terminates in accordance with Clause 13.1(D), except with respect to fraud, BG’s right to receive the Break Payment (plus any additional amounts in respect of VAT under Clause 11.4) shall be the sole and exclusive remedy of BG against Shell for any and all losses and damages suffered in connection with this Agreement and the transactions contemplated by this Agreement. In no event shall Shell be required to pay the Break Payment more than once or pay more than one Break Payment.
12.	Code and the Listing Rules
12.1	Nothing in this Agreement shall in any way limit the parties’ obligations under the Code, and any uncontested rulings of the Panel as to the application of the Code in conflict with the terms of this Agreement shall take precedence over such terms.
12.2	Nothing in this Agreement shall oblige:
(A)	BG to take any action which the Panel determines would not be permitted by Rule 21.2 of the Code;
(B)	BG or the directors of BG to recommend an Offer or a Scheme proposed by Shell or any member of the Shell Group; or
(C)	Shell to pay any amount over that which is permitted to be paid without the prior approval of its shareholders pursuant to LR 10.2.7R of the Listing Rules.
13.	Termination
13.1	Subject to Clauses 13.2 and 13.3, this Agreement shall terminate with immediate effect and all rights and obligations of the parties under the Agreement shall cease forthwith, as follows:
(A)	if agreed in writing between the parties;
(B)	upon service of written notice by Shell to BG, if the board of directors of BG withdraws or adversely modifies its unanimous and unconditional recommendation of the Scheme (or the Offer, as the case may be);
(C)	upon service of written notice by Shell to BG, if the Acquisition is being implemented by way of the Scheme and:

(i)	the Court Meeting is not held on or before the 22nd day after the expected date of such hearing as set out in the Scheme Document (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the Court (if such approval is required)); or
(ii)	the Sanction Hearing is not held on or before the 22nd day after the expected date of such hearing as set out in the Scheme Document (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the Court (if such approval is required));
(D)	upon service of written notice by Shell to BG, following a Break Payment Event, or, upon service of written notice by BG to Shell, following a Break Payment Event under any of Clauses 11.1(A)(i), (ii) or (iii);
(E)	upon service of written notice by Shell to BG (without prejudice to Clause 11) prior to the Long Stop Date stating that either (i) any Pre-Condition or Condition which has not been waived is (or has become) incapable of satisfaction by the Long Stop Date and, notwithstanding that it has the right to waive such Pre-Condition or Condition, Shell will not do so; or (ii) any Pre-Condition or Condition which is incapable of waiver has become incapable of satisfaction by the Long Stop Date, in each case in circumstances where the invocation of the relevant Pre-Condition or Condition (or confirmation that the Pre-Condition or Condition is incapable of satisfaction, as appropriate) is permitted by the Panel;
(F)	upon service of written notice by Shell to BG, if a Competing Proposal is (i) recommended by the board of directors of BG or (ii) completes, becomes effective or is declared or becomes unconditional in all respects;
(G)	if the Scheme (or the Offer as the case may be) is withdrawn or lapses in accordance with its terms prior to the Long Stop Date and with the permission of the Panel (other than: (i) where such lapse or withdrawal is as a result of the exercise of Shell’s right to effect a Switch; or (ii) it is otherwise to be followed within five Business Days by an announcement under Rule 2.7 of the Code made by Shell or a person acting in concert with Shell to implement the Acquisition by a different offer or scheme on substantially the same or improved terms); or
(H)	if the Effective Date has not occurred by the Long Stop Date.
13.2	Termination of this Agreement shall be without prejudice to the rights of any of the parties which have arisen at or prior to termination. For the avoidance of doubt, if the Agreement is terminated pursuant to Clause 13.1, Shell will remain obliged to pay the Break Payment to the extent that it had become due and payable at or prior to any such termination (subject to the provisions of this Agreement then in force) on the occurrence of the Break Payment Event (together with any additional amounts in respect of VAT under Clause 11.4).

13.3	The whole of this Clause 13, Clause 10 (but only in circumstances where this Agreement is terminated on or after the Effective Date), and Clauses 15 to 26 (inclusive) shall survive termination of this Agreement.
14.	Representations and warranties
14.1	Each party represents to the other party on the date of this Agreement that:
(A)	it has the requisite power and authority to enter into and perform its obligations under this Agreement;
(B)	this Agreement constitutes its binding obligations in accordance with its terms; and
(C)	the execution and delivery of, and performance of its obligations under, this Agreement will not:
(i)	result in any breach of any provision of its constitutional documents;
(ii)	result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound; or
(iii)	result in a breach of any order, judgment, or decree of any court or governmental agency to which it is a party or by which it is bound.
14.2	Shell represents to BG that as at the date of this Agreement:
(A)	the only Shell shareholder resolutions that are required to implement the Acquisition are ordinary resolutions and no special resolutions are required; and
(B)	all material matters or circumstances of which employees of Shell engaged in the consideration of the Pre-Conditions and the Regulatory Conditions to the Acquisition are aware and which would or could reasonably be expected to result in any of the Pre-Conditions or Regulatory Conditions not being satisfied in the specific context of the Acquisition have been discussed with BG.
15.	Notices
15.1	A notice under this Agreement shall only be effective if it is in writing.
15.2	Notices under this Agreement shall be sent to a party by hand delivery or reputable international courier or by facsimile or by email at its physical address or facsimile number or email address respectively, and shall be marked for the attention of the individual set out below:

(A)	Shell:

	Attention:	The Company Secretary

Michiel Brandjes

	Physical address:	Royal Dutch Shell plc

Carel van Bylandtlaan

16, 2596 HR

The Hague

The Netherlands

	Fax number:	+31 70 377 3687

	Email address:	michiel.brandjes@shell.com

with a copy to:

	Attention:	Roland Turnill and Hywel Davies

	Physical address:	Slaughter and May

One Bunhill Row

London EC1Y 8YY

United Kingdom

	Fax number:	+44 (0)20 7090 5000

	Email address:	roland.turnill@slaughterandmay.com and hywel.davies@slaughterandmay.com

(B)	BG:

	Attention:	Chief Financial Officer and General Counsel

Simon Lowth and Graham Vinter

	Physical address:	BG Group plc

100 Thames Valley Park Drive

Reading

Berkshire RG6 1PT

United Kingdom

	Fax number:	+44 (0)118 929 3791

	Email address:	simon.lowth@bg-group.com and graham.vinter@bg-group.com

with a copy to:

	Attention:	Mark Rawlinson and Graham Watson

	Physical address:	Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

United Kingdom

Fax number:	+44 (0)20 7108 7105 and +44 (0)20 7108 7263

Email address:	mark.rawlinson@freshfields.com and graham.watson@freshfields.com
15.3	A party may change its notice details on giving notice to the other party of the change in accordance with Clauses 15.1 and 15.2. That notice shall only be effective on the date falling one Business Day after the notification has been received or such later date as may be specified in the notice.
15.4	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given:
(A)	if delivered by hand, on delivery;
(B)	if sent by reputable international courier, on signature of a delivery receipt;
(C)	if sent by facsimile, when the sender’s facsimile system generates a message confirming successful transmission of the notice; or
(D)	if sent by email, when sent.
15.5	Any notice given under this Agreement outside the period between 9:00 a.m. and 5:00 p.m. (“Working Hours”) shall be deemed not to have been given until the start of the next period of Working Hours.
15.6	Each party shall, where it sends a notice by facsimile or email to the other party, within two Business Days send a hard copy of the relevant notice via hand delivery or reputable international courier to the physical address of the other party.
15.7	The provisions of this Clause 15 shall not apply in relation to the service of any claim form, application notice, order, judgment or other document relating to any proceedings, suit or action arising out of or in connection with this Agreement, whether contractual or non-contractual.
16.	Remedies and waivers

16.1	No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall:
(A)	affect that right, power or remedy; or
(B)	operate as a waiver of it.
16.2	The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.
16.3	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

16.4	Without prejudice to any other rights and remedies which either party may have, each party acknowledges and agrees that damages alone may not be an adequate remedy for any breach by either party of the provisions of this Agreement and either party shall be entitled to seek the remedies of injunction, specific performance and other equitable remedies, for any threatened or actual breach of any such provision of this Agreement by either party and no proof or special damages shall be necessary for the enforcement by either party of the rights under this Agreement.
17.	Variation

No variation of this Agreement shall be valid unless it is in writing (which, for this purpose, does not include email) and signed by or on behalf of each of the parties.
18.	Invalidity

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:
(A)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or
(B)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.
19.	Entire agreement

19.1	Save for the non-disclosure agreement between Shell and BG dated 31 March 2015 and the clean team confidentiality agreement between Shell and BG dated 2 April 2015 (each of which remains in force), this Agreement constitutes the whole and only agreement between the parties relating to the Acquisition and supersedes any previous agreement whether written or oral between the parties in relation to the Acquisition.
19.2	Except in the case of fraud, each party acknowledges that it is entering into this Agreement in reliance upon only this Agreement and that it is not relying upon any pre-contractual statement that is not set out in this Agreement.
19.3	Except in the case of fraud, no party shall have any right of action against the other party arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement.
19.4	For the purposes of this Clause 19, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time before the date of this Agreement.
20.	Language

Each notice or other communication under or in connection with this Agreement shall be in English.

21.	Contracts (Rights of Third Parties) Act 1999
The parties do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.
22.	Assignment

No party shall be entitled to assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge, declare itself a trustee for a third party of, or otherwise dispose of (in any manner whatsoever) the benefit of this Agreement (or any part of it) or sub-contract in any manner whatsoever its performance under this Agreement without the prior written consent of the other party.
23.	Costs and expenses

Each party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and any matter contemplated by it.
24.	Further assurance

Each party shall, at its own cost, use reasonable endeavours to, or procure the doing of all acts that any relevant third party shall, do and execute and perform all such further deeds, documents, assurances, acts and things as may reasonably be required to give effect to this Agreement.
25.	Counterparts

25.1	This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.
25.2	Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.
26.	Governing law and jurisdiction

26.1	This Agreement is to be governed by and construed in accordance with English law. Any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English law.
26.2	The parties irrevocably submit to the exclusive jurisdiction of the courts of England and Wales in respect of any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual.

IN WITNESS WHEREOF the parties have executed this Agreement on the date first set out above:
EXECUTED BY Ben Van Beurden acting for and on behalf of Royal Dutch Shell plc	) ) ) ) ) )	/s/ Ben Van Beurden

IN WITNESS WHEREOF the parties have executed this Agreement on the date first set out above:
EXECUTED BY Andrew Gould acting for and on behalf of BG Group plc	) ) ) ) ) )	/s/ Andrew Gould

SCHEDULE 1
 BG Share Plans
BG and Shell agree that the following provisions will, where appropriate, apply to the BG Share Plans and certain other employee incentive arrangements.
1.	General Employee Share Plan matters
1.1	Shell agrees that BG may amend the rules of any of the BG Share Plans in relation to the time at which options may be exercised or awards vest if, in the opinion of the BG directors or the BG Remuneration Committee, such amendments are necessary or desirable to implement the Scheme, facilitate the administration of the BG Share Plans or to obtain or maintain favourable tax treatment for participants in such plans or any member of the BG Group. BG agrees that in advance of making any such amendment, BG shall notify Shell that such amendment is being considered by the BG directors or the BG Remuneration Committee, as appropriate, and BG agrees that Shell shall be entitled to make representations to the relevant body, which the relevant body shall consider prior to making any such amendment. Shell acknowledges that neither the BG directors nor the BG Remuneration Committee shall be bound to act in accordance with Shell’s representations.
1.2	If BG considers it appropriate for tax, securities law or administrative reasons, in order to ensure that employees in all jurisdictions are treated so far as practicable equally, it may propose that holders of options and awards who are not resident in the United Kingdom receive a cash sum equal to the latent profit in their option or award being (i) in the case of an option, the difference between the exercise price per share (if any) and the value of the Offer Consideration at the time of the Scheme Order or the Unconditional Date (as the case may be) multiplied by the number of BG Shares in respect of which the option is exercised or (ii) in the case of an award, the value of the Offer Consideration at the time of the Scheme Order or the Unconditional Date (as the case may be) multiplied by the number of BG Shares in respect of which the award vests. The parties will then discuss in good faith whether that is appropriate and, if they so agree, subject to any restriction under law, the Code or other regulation, the proposals made by BG and the Rule 15 proposals to be made by Shell will be adjusted accordingly in that jurisdiction.
2.	Long-Term Incentive Plan
2.1	References in this Schedule 1 to awards outstanding under the LTIP include awards outstanding and granted under the Deferred Bonus Plan and the Voluntary Bonus Deferral Plan.
2.2	Shell acknowledges that the extent to which awards outstanding under the LTIP vest at the date of the Scheme Order (or the Unconditional Date, as the case may be) in connection with the Acquisition is to be determined solely by the BG Remuneration Committee in accordance with the rules of the LTIP.
2.3	Shell acknowledges that BG grants awards on and subject to the rules of the LTIP on an annual basis in May. Shell acknowledges that BG proposes to grant awards on and subject to the rules of the LTIP in or around May 2015 with a total aggregate market value of approximately £70 million (“2015 Awards”) of which approximately £33 million will relate to performance based awards and approximately £37 million to non-performance based awards.

2.4	Shell acknowledges that BG may decide to grant additional awards under the LTIP in accordance with its normal practice and in a manner and on a timetable consistent with historic practice, including making (i) additional ad hoc awards for recruitment and other similar purposes provided that such awards are not over shares with a value of more than £3 million measured at their date of grant; (ii) an annual grant in May 2016 if the Effective Date has not occurred by that time which shall be on terms which are consistent with the terms for the 2015 Awards and shall not be over shares with an aggregate market value greater than for those 2015 Awards; and (iii) deferred bonus awards and voluntary bonus deferral awards in respect of any bonuses payable in respect of BG’s financial year ending 31 December 2015 in a manner and on a timetable consistent with historic practice.
3.	Deferred Bonus Awards under the LTIP
Shell acknowledges that BG intends to grant awards on and subject to the rules of the Deferred Bonus Plan over an aggregate number not exceeding 34,333 BG Shares to two individuals who are “restricted persons” for the purposes of the UKLA Model Code as soon as BG is no longer in a prohibited period.
4.	Sharesave

4.1	Unless paragraph 4.2 applies, Shell agrees to offer participants in the Sharesave the opportunity following the date of the Scheme Order (or the Unconditional Date, as the case may be) to release all or any of their Sharesave options over BG Shares (“Original Options”) in consideration for the grant of an equivalent option over Shell B Shares (“Replacement Option”) on and subject to the rules of the Sharesave and any approvals that may be required of HMRC (“Option Rollover”). Shell and BG will seek to agree with HMRC that the ratios on the basis of which an Original Option shall be exchanged for a Replacement Option shall be calculated by reference to the respective market values attributable to a Shell B Share and a BG Share by the value of the Offer Consideration measured at the date of the Scheme Order (or the Unconditional Date, as the case may be) or at such other time as is agreed by Shell and BG and approved by HMRC.

4.2	This paragraph 4.2 applies if Shell is for whatever reason unable to grant a Replacement Option which satisfies the requirements of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003 and the relevant Original Option becomes exercisable following the date of the Scheme Order (or the Unconditional Date, as the case may be), over less than the full number of BG Shares that could otherwise be acquired on maturity of the related savings contracts. Shell agrees that it will make (or procure that BG will make) within one month of the normal maturity date or any earlier lapse date after the cessation of employment a one off cash payment to the holders of those Original Options which were granted prior to the date of the Announcement and who (A) exercise those options at any time during the 6 month period following the date of the Scheme Order (or the Unconditional Date, as the case may be) and (B) either (i) are still at the normal time of maturity for the related savings contract employed by a member of the Shell Group or (ii) have ceased employment in circumstances where under Rules 10.2, 10.3 or 12 of the Sharesave their option remains exercisable. The cash payment will be of an amount equal, on a net of tax basis, to the additional profit which the participants would have received had they been able to exercise their options over the additional number of BG Shares which would otherwise have been available (i) on the maturity of their savings contracts; or (if earlier) (ii) the lapse date of the options after the cessation of employment and had then been able to accept the Scheme or Offer (as the case may be) in respect of that additional number of BG Shares. For the avoidance of doubt, any such cash payment would be subject to deductions for income tax and employee’s social security contributions.

4.3	Shell acknowledges that BG may decide to grant options under the Sharesave prior to the date of the Scheme Order (or the Unconditional Date, as the case may be), in accordance with its normal practice and timetable and in a manner consistent with historic practice.

5.	SIP and Global Partnership Plan

5.1	Shell acknowledges that prior to the date of the Scheme Order (or the Unconditional Date, as the case may be), participants in the SIP and the Global Partnership Plan will continue to accumulate savings from their salary over six month accumulation periods and that those savings will (to the extent an accumulation period is completed prior to the date of the Scheme Order (or the Unconditional Date, as the case may be)) be used to purchase BG Shares in accordance with the rules of those plans and that BG may award (i) in the case of the SIP, free BG Shares (known as flex shares) for no consideration and (ii) in the case of the Global Partnership Plan, matching BG Shares for no consideration, in each case in accordance with BG’s normal practice and timetable and in a manner consistent with historic practice.

5.2	Shell and BG agree that BG shall retain the trust established pursuant to the SIP for at least five years following the date of the Scheme Order (or the Unconditional Date, as the case may be) as a vehicle available to participants in the SIP in which to hold any Shell B Shares they acquire under the Acquisition in exchange for the BG Shares they hold under the SIP so as to optimise the UK tax favourable treatment available to participants.

6.	Articles of Association

BG and Shell agree that shareholder approval will be sought for an amendment to the articles of association of BG so that any BG Shares transferred or issued after the Scheme Record Time pursuant to the exercise of options or vesting of awards under the BG Share Plans will be compulsorily acquired by Shell on the same terms as were available to other BG Shareholders under the Acquisition. Shell agrees that it is the commercial intention of the parties that, so far as practicable, the Shell B Shares comprised in the consideration to be provided under the amended terms of the articles of association will be issued by Shell. Shell agrees that it will use its reasonable endeavours to include in the Final Settlement Agreement provisions enabling Shell to issue Shell B Shares under such amended terms.  If for any reason it is not practicable to issue Shell B Shares then Shell will procure the transfer of such shares.

7.	The Trust

As at 31 December 2014, the Trust held 2,830,140 unallocated BG Shares. Subject always to the BG Group’s ability to make recommendations to the trustee of the Trust to use the unallocated BG Shares to satisfy awards vesting or options being exercised in the normal course prior to the Effective Date, the parties agree that the trustee of the Trust will be requested to agree to satisfy certain options and awards vesting or becoming exercisable as a consequence of the Acquisition, using any unallocated BG Shares in priority to BG issuing BG Shares to satisfy such options and awards.

8.	Communications

BG and Shell shall co-operate with each other to prepare, in a form to be agreed between BG and Shell, communications (or, if applicable, multiple series of communications) to each of the participants in the BG Share Plans to enable Shell to satisfy its obligations under Rule 15 of the Code, and to send, or arrange for the sending of such communications (or series of communications, as the case may be) to participants at the appropriate time(s) (such time(s) to be agreed between the parties).

9.	Annual Incentive and other bonus schemes

9.1	Subject to paragraphs 9.2 and 9.3 below, Shell acknowledges that the BG Group operates annual incentive schemes for its group, management, and energy trading employees under which bonuses are awarded subject to corporate, financial, business unit and personal performance conditions and that the BG Group shall continue to operate these arrangements for the performance periods constituting the financial years ending 31 December 2015 and 31 December 2016 (if the Effective Date has not occurred by that time) in accordance with its normal practice and in a manner consistent with historic practice.

9.2	Shell agrees that if the Effective Date occurs before the end of a financial year, members of the BG Group may decide in accordance with the terms of the relevant incentive scheme to measure the extent to which performance measures for the relevant financial year have been satisfied as at the Effective Date and to determine and pay bonus awards for that period pro-rated to reflect the number of days in the relevant year that have been worked up to the Effective Date. If members of the BG Group do make such a pro-rated payment to employees of the BG Group, Shell agrees that employees shall continue to participate in the same or an equivalent incentive scheme in respect of the remainder of the relevant financial year and that it will make, or procure the BG Group to make, bonus awards to such employees to be assessed on the basis of their individual performance for that period (for these purposes with an appropriate mapping to the established BG annual performance rating system) with an assumed on target business performance.

9.3	Shell agrees that if the Effective Date occurs before the end of a financial year, and if members of the BG Group decide in accordance with the terms of the relevant incentive scheme that they will not measure the extent to which performance measures for the relevant financial year have been satisfied as at the Effective Date, then the relevant incentive scheme will continue to be operated in respect of the financial year and that it will make, or procure the BG Group to make, bonus awards to eligible employees to be assessed on the basis of each eligible employee’s individual performance during the relevant financial year (for these purposes with an appropriate mapping to the established BG annual performance rating system) with an assumed on target business performance.

10.	Redundancy arrangements

Shell agrees that if any employee of the BG Group (an “Employee”) has their employment terminated during the period that is 12 months after the Effective Date (other than by reason of their gross misconduct or for poor performance reasons) Shell will provide, or procure that a member of the Shell Group will provide, termination benefits (in addition to contractual notice periods and any relevant statutory payments) to each Employee in accordance with terms that mirror the redundancy termination benefits most recently provided to employees of the BG Group in the country in which the relevant Employee is based prior to the Effective Date.

11.	Retention arrangements

Shell and BG will consult prior to the Effective Date with a view to agreeing the implementation of cash-based retention arrangements for employees of the BG Group whom BG considers critical to achieving the successful closure of the Acquisition or business continuity throughout the period up to the Effective Date. As part of such consultation Shell and BG will in good faith seek to agree a total budget for such arrangements.  BG will provide sufficient information to Shell in order for Shell to monitor the allocation of any agreed budget.

12.	Employment Matters

Shell agrees that, for at least the 12 month period following the Effective Date, in respect of each employee of the BG Group immediately prior to the Effective Date who remains in employment within the Shell Group, it will maintain their base salary and pension benefits at the level existing immediately before the Effective Date unless otherwise agreed with the relevant employee.

Shell’s acknowledgements in paragraphs 2.3, 2.4, 3, 4.3, 5.1 and 9.1 of this Schedule 1 do not impose any contractual restrictions or obligations on the BG Group or their boards of directors.

SCHEDULE 2
[Form of Announcement]